                                                Filed pursuant to Rule 424(b)(3)


                                                      Registration No. 333-59884


                                       Zero Coupon Convertible Senior Debentures


                                                                        Due 2021


                                                           CUSIP No. 629568 AF 3


                            NABORS INDUSTRIES, INC.

                 $1,381,200,000 PRINCIPAL AMOUNT AT MATURITY OF
               ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2021
                                      AND
                            SHARES OF COMMON STOCK,
             PAR VALUE $.10 PER SHARE, ISSUABLE UPON CONVERSION OR
                         REPURCHASE OF SUCH DEBENTURES

     This prospectus relates to the offering for resale of Nabors' Zero Coupon Convertible Senior Debentures due 2021, and the common stock of Nabors issuable upon conversion or repurchase of the debentures. We issued and sold the debentures, dated February 5, 2001, in a private placement on February 5, 2001 and March 13, 2001 to Morgan Stanley & Co. Incorporated which resold them to qualified institutional buyers in transactions exempt from the registration requirements of the Securities Act of 1933. This prospectus will be used by selling securityholders to resell their debentures and the common stock issuable upon conversion of their debentures. This prospectus also relates to the issuance of common stock by us to holders of debentures upon our repurchase of their debentures. The selling securityholders will receive all of the proceeds from the sale of the securities and will pay all underwriting discounts and brokerage commissions, if any, applicable to any sale. We will receive no proceeds from the sale of any securities offered by this prospectus or in any prospectus supplement.

     The debentures are our senior unsecured indebtedness, and we will not pay interest on the debentures prior to maturity. The debentures have an issue price of $608.41 per $1,000 principal amount at maturity, which represented an original issue discount of 39.159% from the principal amount payable at maturity. The issue price represented a yield to maturity of 2.5% per year compounded semi-annually.

     The debentures are convertible at any time prior to maturity, unless previously redeemed or otherwise purchased, into shares of our common stock at an initial conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate will be adjusted in certain events.

     On or after February 5, 2006, we may redeem all or part of the debentures at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption. We may, in our sole discretion, extend the period in which we cannot redeem the debentures.

     Each holder may require us to purchase such holder's debentures on February 5, 2006, February 5, 2011 and February 5, 2016 at a purchase price equal to the issue price plus accrued the original issue discount to the applicable repurchase date. Subject to certain conditions, we may elect to pay any such purchase price in cash or common stock, or any combination thereof. Each holder also may require us to repurchase such holder's debentures if there is a Fundamental Change (as defined below under "Description of Debentures -- Certain Definitions") at redemption prices equal to the issue price plus accrued original issue discount to the date of repurchase.

     Our common stock is traded on the American Stock Exchange under the symbol "NBR." The reported last sale price of our common stock on the American Stock Exchange on May 7, 2001 was $54.27 per share.

     PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE DISCUSSION OF "RISK FACTORS" ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is May 11, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
The Offering................................................    4
Risk Factors................................................    6
Forward-Looking Statements..................................    7
Ratio of Earnings To Fixed Charges..........................    7
Use Of Proceeds.............................................    8
Plan of Distribution........................................    8
Selling Securityholders.....................................    9
Description Of Debentures...................................   12
Description Of Capital Stock................................   26
Material Federal Income Tax Considerations..................   27
Where You Can Find More Information.........................   33
Incorporation Of Certain Documents By Reference.............   33
Legal Matters...............................................   34
Experts.....................................................   34

                             ---------------------

     This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. Under this shelf process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities that the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with a prospectus and a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents By Reference."

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the Securities and Exchange Commission web site or at the Securities and Exchange Commission offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with different information. We are not making or soliciting an offer of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the applicable document.

     The prospectus incorporates business and financial information about us that is not included in, or delivered with, the document. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS OR PHONE NUMBER: 515 West Greens Road, Suite 1200, Houston, Texas 77067, ATTENTION: INVESTOR RELATIONS, telephone: (281) 874-0035, WEBSITE:
"http://www.nabors.com." Website materials are not part of this prospectus.

     Unless we indicate otherwise, references in this prospectus to "Nabors," "we," "us" and "our" or similar terms are solely to Nabors Industries, Inc. and not to its subsidiaries. Descriptions of our operations refer to the operations of Nabors Industries, Inc. and our subsidiaries taken as a whole.

                                    SUMMARY

     This summary highlights basic information about Nabors and the securities offered by the selling securityholders, but does not contain all of the information important to you in making an investment decision. You should read the following summary together with the more detailed information contained in this prospectus and any prospectus supplement and the other information incorporated by reference into this prospectus.

     We are the largest land drilling contractor in the world, with over 500 land drilling rigs as of April 30, 2001. We conduct oil, gas and geothermal land drilling operations in the US lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America and the Middle East. We also are one of the largest land well-servicing and workover contractors in the United States. We own and operate approximately 740 land workover and well-servicing rigs, primarily in the southwestern and western United States, and approximately 40 well-servicing and workover rigs in certain international markets. We also are a leading provider of offshore platform workover and drilling rigs. We market 43 platform, 13 jackup and three barge rigs in the Gulf of Mexico and international markets. Our rigs provide well-servicing, workover and drilling services. We own and operate 20 of these rigs through international joint ventures in Saudi Arabia and Oman.

     To further supplement our primary business, we offer a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Our land transportation and hauling fleet includes approximately 240 rig and oilfield equipment hauling tractor-trailers and a number of cranes, loaders and light-duty vehicles. We also maintain over 300 fluid hauling trucks, approximately 950 fluid storage tanks, 12 salt water disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. In addition, we market a fleet of 30 transportation and support vessels in the Gulf of Mexico that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations. And we manufacture and lease or sell top drives for a broad range of drilling rig applications, rig instrumentation and data collection equipment, and rig reporting software. We conduct our operations through our subsidiaries.

     Nabors was incorporated in Delaware on May 3, 1978. Our principal executive offices are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067. Our telephone number is (281) 874-0035.

                                  THE OFFERING

Securities Offered.........  $1,381,200,000 aggregate principal amount at maturity of Zero Coupon Convertible Senior
                             Debentures due 2021. We will not pay periodic interest on the debentures, except as described under "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." See "Description of
                             Debentures -- General."

                             This prospectus also relates to the offering of our shares of common stock which are issuable upon conversion or repurchase of the debentures, initially 9,771,300 shares calculated using the conversion ratio described below. The conversion ratio may be adjusted if certain events occur, and the number of shares ultimately issued may depend upon the market value of common stock at the time of any repurchase of debentures with common stock.

                             All of the securities offered by this prospectus or any prospectus supplement either are being offered for resale by existing holders of debentures, or in the case of issuance of common stock by Nabors to a securityholder who has purchased debentures pursuant to transactions contemplated by this prospectus, by Nabors.

Issue Price................  The debentures were originally sold by Morgan
                             Stanley & Co. Incorporated to qualified
                             institutional buyers, as defined in Rule 144A under the Securities Act, at an issue price of 60.841% of the principal amount at maturity.

Yield to Maturity of
Debentures.................  2.5% per year compounded semi-annually calculated from February 5, 2001.

Conversion.................  You have the option to convert the debentures into our common stock at any time prior to maturity or their earlier redemption. You can convert the debentures into common stock at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate will be adjusted if certain events occur. See "Description of Debentures -- Conversion of Debentures by Holders."

                             We may elect to pay you cash instead of common stock for all or a portion of your debentures in an amount equal to the last reported sales price of our common stock on the trading day preceding the conversion date, multiplied by the then applicable conversion rate.

                             You may only exercise the option to convert before the maturity of the debentures and before we redeem or repurchase them.

Original Issue Discount....  The debentures were offered at an original issue discount for federal income tax purposes equal to the excess of their principal amount at maturity over the amount of their issue price. We will not make periodic cash payments of interest on the debentures, except as described under "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." Nonetheless, you should be aware that accrued original issue discount will be included periodically in your gross income for federal income tax purposes. See "Material Federal Income Tax Considerations."

                             You should be aware that you will be responsible for the payment of taxes that may be due even though you may not receive any cash payment at the time original issue discount is included in your gross income.

Sinking Fund...............  None.

Redemption at the Option of
  Nabors...................  We cannot redeem the debentures before February 5,
                             2006. On or after February 5, 2006, we can redeem all or part of the debentures for cash at any time. You can convert the debentures after they are called for redemption at any time up to the redemption date.

                             Redemption prices are equal to the issue price plus accrued original issue discount to the date of redemption. See "Description of Debentures -- Redemption of Debentures at Nabors' Option."

Fundamental Change.........  You may require us to repurchase the debentures if we experience a Fundamental Change. See
                             "Description of Debentures -- Certain Definitions." The Fundamental Change purchase price is equal to the issue price plus accrued original issue discount to the date of repurchase, subject to adjustment in certain circumstances. See "Description of Debentures -- Repurchase at the Option of the Holder Upon a Fundamental Change."

Repurchase at the Option of
the Holder.................  The debentures can be put to us on February 5,
                             2006, February 5, 2011 and February 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash if certain conditions are met. See "Description of Debentures -- Repurchase of Debentures at the Option of the Holder."

Conversion to Semiannual
  Coupon Debenture.........  If a Tax Event prevents us from deducting for federal tax purposes original issue discount payable on the debentures, we can elect to pay you interest in cash and terminate the further accrual of original issue discount. See "Description of Debentures -- Certain Definitions" and "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

Use of Proceeds............  We will not receive any proceeds from any sale of the securities contemplated by this prospectus.

American Stock Exchange
  Symbol (Nabors common
  stock)...................  NBR.

                                  RISK FACTORS

     You should consider carefully all of the information contained in and incorporated by reference into this prospectus before making an investment decision. In particular, you should consider the information set forth under the captions "Industry Conditions" and "Competitive Conditions" in Part I and Part II of our Form 10-K for the fiscal year ended December 31, 2000 which are incorporated by reference in this prospectus.

ALTHOUGH THE DEBENTURES ARE REFERRED TO AS "SENIOR DEBENTURES," THEY WILL BE EFFECTIVELY SUBORDINATED TO ANY SECURED DEBT OF NABORS OR ITS SUBSIDIARIES.

     The debentures are unsecured and therefore will be effectively subordinated to any existing or future secured indebtedness to the extent of the value of the assets securing such indebtedness. If we default on the debentures, become bankrupt, liquidate or reorganize, any secured creditors could use their collateral to satisfy their secured indebtedness before you would receive any payment on the debentures. If the value of such collateral is not sufficient to pay any secured indebtedness in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us that rank equally with the debentures.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE
DEBENTURES.

     There is currently no established trading market for the debentures. We have no plans to list the debentures on a securities exchange. Morgan Stanley & Co. Incorporated advised us that it presently intends (but it is not obligated) to make a market in the debentures. Any market making activity, if initiated, may be discontinued at any time, for any reason, without notice. If Morgan Stanley & Co. Incorporated ceases to act as a market maker for the debentures for any reason, we cannot assure you that another firm or person will make a market in the debentures. The liquidity of any market for the debentures will depend upon the number of holders of the debentures, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the debentures and other factors. An active or liquid trading market may not develop for the debentures.

NABORS MAY BE UNABLE TO REDEEM OR OTHERWISE ACQUIRE THE DEBENTURES FOR CASH.

     The liquidity and price of the debentures could be adversely affected if our ability to redeem any or all of the debentures for cash is restricted, prevented or prohibited for any reason, including by Delaware or other applicable law or by the terms of any existing or future agreements relating to debt of Nabors or any of our subsidiaries. Delaware law may, among other things, prevent our redemption of the debentures for cash if it would impair our capital. Also, our ability to pay cash in connection with any redemption is subject to and restricted by applicable fraudulent transfer and fraudulent conveyance laws. Finally, we may not have sufficient funds to pay the purchase price for all the debentures tendered by a holder. There is no guarantee that we will be able to redeem any or all of the debentures for cash.

THE MARKET PRICE OF NABORS' COMMON STOCK MAY BE VOLATILE.

     The market price of our common stock may be adversely affected by factors such as actual or anticipated fluctuations in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions and other factors. We operate in an industry in which oil and gas prices, and therefore the level of drilling, exploration and production activity, can be volatile; these industry conditions are major factors in the value of our common stock and the trading price of the debentures. Additionally, broad market fluctuations may adversely affect the market price of our common stock. We cannot assure you that the market price of our common stock will not decline below the levels prevailing at the time of this offering.

                           FORWARD-LOOKING STATEMENTS

     The statements in this prospectus, any prospectus supplement and the documents incorporated in this prospectus by reference that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in this prospectus, any prospectus supplement and the documents incorporated in this prospectus by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements. Further events and actual results may differ materially from those set forth or implied in forward-looking statements. Any forward-looking statements, including statements regarding the intent, belief or current expectations of Nabors or its management, are not guarantees of future performance and involve risks, uncertainties and assumptions about us and the industry in which we operate, including, among other things:

     - fluctuations in worldwide prices and demand for natural gas and crude oil;

     - fluctuations in levels of natural gas and crude oil exploration and development activities;

     - fluctuations in the demand for our services;

     - the existence of competitors, technological changes and developments in the oilfield services industry;

     - the existence of operating risks inherent in the oilfield services industry;

     - the existence of regulatory uncertainties and the possibility of political instability in any of the countries in which we do or will do business;

     - other risks detailed from time to time in our Securities and Exchange Commission filings; and

     - general economic conditions, in addition to those items identified in "Risk Factors."

     All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to update or revise any forward-looking statements that we may make in this prospectus or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with our consolidated financial statements (including the notes thereto) set forth or incorporated by reference in our Form 10-K for the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000.

  FISCAL YEARS ENDED                          FISCAL YEARS ENDED
     DECEMBER 31,                               SEPTEMBER 30,
----------------------   THREE MONTHS ENDED   ------------------
2000    1999     1998    DECEMBER 31, 1997      1997      1996
-----   -----   ------   ------------------   --------   -------
6.66x   2.45x   11.56x         15.15x          10.97x     7.09x

     For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. No preferred stock was outstanding during any of the periods presented and, as a result, the ratio of earnings to combined fixed charges and preferred stock dividends was the same as the ratio of earnings to fixed charges.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the sale of the securities contemplated by this prospectus.

                              PLAN OF DISTRIBUTION

     The securities being offered by this prospectus may be sold from time to time to purchasers directly by the selling securityholders listed in the table set forth under the heading "Selling Securityholders" or alternatively, through underwriters, broker-dealers or agents. In addition, if a securityholder has purchased debentures in a sale contemplated by this prospectus, the common stock issuable upon conversion or repurchase of such debentures may be issued to such securityholder directly by us pursuant to this prospectus. The securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which these securities may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on an exchange or over-the-counter market; and

     - through the writing of options.

     In connection with sales of these securities, the selling securityholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling securityholders also may sell the securities short and deliver them to close out the short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

     The selling securityholders and any of their brokers, dealers or agents who participate in the distribution of the securities may be deemed to be "underwriters," and any profits on the sale of the securities by them and any discounts, commissions, or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any broker, dealer, agent or underwriter regarding the sale of the securities by the selling securityholders.

     At any time a particular offer of the securities is made, a prospectus and a prospectus or supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the seller securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus.

     The selling securityholders and any other person participating in the sale of the debentures or the underlying common stock will be subject to the rules under Securities Exchange Act, including without limitation, Regulation M which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five days before the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.

     The selling securityholders and Nabors have agreed to indemnify each other against specified liabilities under the Securities Act. The selling securityholders will receive all of the cash proceeds from the sale of the securities and will pay all underwriting discounts and brokerage commissions, if any, applicable to any sale. We are responsible for the payment of the registration expenses and certain expenses incident to the offer and sale of the securities.

                            SELLING SECURITYHOLDERS

     We issued and sold the debentures in private placements to Morgan Stanley & Co. Incorporated and the debentures were simultaneously sold by Morgan Stanley & Co. Incorporated to the selling securityholders in transactions exempt from registration under the Securities Act. All of the debentures, and any shares of common stock issued upon conversion or repurchase of the debentures, are being offered by the selling securityholders listed in the table below or referred to in a prospectus supplement. This prospectus also relates to the issuance of common stock by us to the holders of debentures upon our repurchase of their debentures. Only those shares of common stock issued upon conversion or repurchase of the debentures may be offered by the selling securityholders or us pursuant to this prospectus.

     No offer or sale under this prospectus may be made by a securityholder unless listed in the table below or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective or unless it is with respect to common stock issued by us as described in the immediately preceding paragraph. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us.

     The selling securityholders may offer and sell, from time to time, any or all of their debentures or common stock issued with respect to those debentures, either upon their conversion or repurchase. Because the selling securityholders may offer all or only some portion of the shares listed in the table, no estimate can be given as to the amount or percentage of these shares that will be held by the selling securityholders upon termination of the offering and that other securities owned by them will not be sold.

     The following table lists:

     - the name of each selling securityholder which has provided us information to the date of this prospectus;

     - the amount of each type of security beneficially owned by that securityholder before the offering;

     - the amount of securities being offered for sale by that selling securityholder; and

     - the amount of securities to be owned by each selling security holder after the completion of the offering, assuming that all debentures or common stock issuable upon their conversion or repurchase are sold in the offering.

     We obtained the information in the table below from the identified selling securityholders. Unless otherwise disclosed in the footnotes to the table, no selling securityholder has indicated that it has held any position, office or other material relationship with us or our affiliates during the past three years.

                                              ZERO COUPON CONVERTIBLE
                                                DEBENTURES DUE 2021                  SHARES OF COMMON STOCK
                                    --------------------------------------------    -------------------------
                                      AMOUNT HELD     % DEBENTURES    NUMBER OF      NUMBER OF     NUMBER OF
                                    BEFORE OFFERING   OUTSTANDING    SHARES HELD      SHARES      SHARES HELD
                                    AND OFFERED FOR      BEFORE        BEFORE       OFFERED FOR      AFTER
                                        SALE(1)         OFFERING      OFFERING      SALE(1)(2)    OFFERING(1)
                                    ---------------   ------------   -----------    -----------   -----------
Allstate Life Insurance Company...   $  5,300,000            *          112,832(5)      37,494       75,338(5)
Argent Convertible Arbitrage Fund
  Ltd. ...........................   $  7,000,000            *           49,521         49,521            0
Aristeia International, Limited...   $ 11,180,000            *           79,092         79,092            0
Aristeia Partners L.P. ...........   $  6,820,000            *           48,248         48,248            0
Associated Electric & Gas
  Insurance Services Limited......   $  1,600,000            *           11,319         11,319            0
Attorneys' Title Insurance Fund
  Inc. ...........................   $    500,000            *            3,537          3,537            0
Banc of America Securities LLC....   $ 23,000,000         1.67%         260,139        162,713       97,462
BBT Fund, L.P. ...................   $ 20,000,000         1.45%         141,490        141,490            0
Bear, Stearns & Co. Inc. .........   $ 30,000,000         2.17%         255,187        212,235       42,952
Black Diamond Offshore Ltd........   $  5,124,000            *           36,249         36,249            0
CA State Automobile Assn. Inter-
  Insurance.......................   $  1,500,000            *           10,611         10,611            0
D.E. Shaw Investments, L.P. ......   $  1,000,000            *            7,074          7,074            0
D.E. Shaw Valence, L.P. ..........   $  4,000,000            *           28,298         28,298            0
Double Black Diamond Offshore
  LDC.............................   $ 23,744,000         1.72%         167,976        167,976            0
First Union National Bank.........   $  5,000,000            *           35,372         35,372            0
Forest Alternative Strategies Fund
  II L.P. A5M.....................   $  1,400,000            *            9,904          9,904            0
Forest Fulcrum Fund L.P. .........   $ 19,500,000         1.41%         137,952        137,952            0
Forest Global Convertible Fund
  A5..............................   $ 85,900,000         6.22%         607,699        607,699            0
Gaia Offshore Master Fund Ltd. ...   $ 20,000,000         1.45%         141,490        141,490            0
Granville Capital Corporation.....   $ 25,000,000         1.81%         381,828        176,862      204,966
Highbridge International LLC......   $ 62,000,000         4.49%         438,619        438,619            0
Jersey (IMA) Ltd..................   $  1,500,000            *           10,611         10,611            0
KBC Financial Products USA........   $  3,000,000            *           21,223         21,223            0
LibertyView Funds L.P. ...........   $  3,500,000            *           24,760         24,760            0
LLT Limited.......................   $  4,100,000            *           29,005         29,005            0
Lyxor Master Fund.................   $ 22,600,000         1.64%         159,883        159,883            0
NMS Services (Cayman) Inc. .......   $ 60,000,000         4.34%         424,470        424,470            0
Pacific Specialty.................   $    500,000            *            3,537          3,537            0
RBC Capital Services, Inc. .......   $    500,000            *            3,537          3,537            0
Retirement Pension Plan of the
  California State................   $    500,000            *            3,537          3,537            0
Automobile Association Royal Bank
  of Canada.......................   $ 10,000,000            *          444,129         70,745      373,384
Salomon Smith Barney Inc. ........   $ 12,500,000            *           88,431         88,431            0
Spear Leeds & Kellogg.............   $  5,000,000            *           35,372         35,372            0
Susquehanna Capital Group.........   $ 20,000,000         1.45%         141,490        141,490            0
Sylvan IMA Ltd....................   $  7,600,000            *           53,766         53,766            0

                                              ZERO COUPON CONVERTIBLE
                                                DEBENTURES DUE 2021                  SHARES OF COMMON STOCK
                                    --------------------------------------------    -------------------------
                                      AMOUNT HELD     % DEBENTURES    NUMBER OF      NUMBER OF     NUMBER OF
                                    BEFORE OFFERING   OUTSTANDING    SHARES HELD      SHARES      SHARES HELD
                                    AND OFFERED FOR      BEFORE        BEFORE       OFFERED FOR      AFTER
                                        SALE(1)         OFFERING      OFFERING      SALE(1)(2)    OFFERING(1)
                                    ---------------   ------------   -----------    -----------   -----------
Teachers Insurance and Annuity
  Association.....................   $ 21,000,000         1.52%         148,564        148,564            0
TQA Master Fund, Ltd. ............   $  2,000,000            *           14,149         14,149            0
White River Securities L.L.C......   $ 30,000,000         2.17%         255,187        212,235       42,952
Worldwide Transactions Ltd. ......   $  1,132,000            *            8,008          8,008            0
Zurich Master Hedge Fund..........   $  3,400,000            *           24,053         24,053            0
Any other holder of the debentures
  or future transferee from any
  such holder(3)(4)...............   $812,800,000        58.85%       5,750,153      5,750,153            0

---------------

 *  Less than 1%

(1) Assumes all debentures or common stock issuable upon their conversion or repurchase are sold in the offering. Under such assumption, the amount of debentures to be owned by the holders of debentures after the completion of the offering is zero.

(2) Assumes conversion of the full amount of debentures by each holder at the conversion rate of 7.0745 shares of common stock per $1,000 principal amount of debentures at maturity. In accordance with the Indenture, no fractional shares will be issued upon conversion. Accordingly, the number of shares of common stock issuable upon conversion of the debentures has been rounded down to the nearest whole share.

(3) Information concerning other selling holders of debentures or underlying common stock will be set forth in prospectus supplements from time to time, if required.

(4) Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

(5) Does not include 228,207 shares of common stock held by affiliates of Allstate Life Insurance Company, inclusive of shares of common stock issuable upon conversion of Nabors' Zero Coupon Convertible Senior Debentures due 2020.

     The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their debentures since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.

                           DESCRIPTION OF DEBENTURES

     The debentures were issued under an indenture dated as of February 5, 2001 between Nabors and Bank One, N.A., as trustee. We have summarized the material terms and provisions of the indenture in this section. You should read the indenture for additional information before you buy any debt securities or common stock. References in this section to Nabors are solely to Nabors Industries, Inc. and not to its subsidiaries.

GENERAL

     The debentures are unsecured obligations of Nabors, ranking equal in right of payment with all other senior unsecured indebtedness of Nabors. The debentures are limited to $1,381,200,000 aggregate principal amount at maturity. The debentures are scheduled to mature on February 5, 2021. They were initially offered at a substantial discount from their principal amount at maturity and therefore will have original issue discount for U.S. federal income tax purposes. See "Material Federal Income Tax Considerations." The debentures were issued and sold as of February 5, 2001 in private placements to Morgan Stanley & Co. Incorporated and were simultaneously sold by Morgan Stanley & Co. Incorporated in transactions exempt from the registration requirements of the Securities Act to qualified institutional buyers (as defined in Rule 144A under the Securities Act).

     Nabors will not make periodic cash payments of interest on the debentures, except as described under "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." The calculation of the accrual of original issue discount, the difference between the issue price of a debenture and the principal amount at maturity of a debenture, in the period during which a debenture remains outstanding will be compounded semi-annually using a year composed of twelve 30-day months. The accrual of original issue discount will commence on the issue date of the debentures. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures, will cease to accrue on the debentures upon conversion, repurchase or redemption under the terms and subject to the conditions of the indenture.

     The principal amount at maturity of each debenture is payable at the office or agency of the paying agent, initially the trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for this purpose. Debentures may be presented for conversion into common stock at the office of the conversion agent. Debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar. Initially, the trustee will be the paying agent, the conversion agent and the registrar. We will not charge a service charge for any registration, transfer or exchange of debentures. However, we may require the holder to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of debentures.

CONVERSION OF DEBENTURES BY HOLDERS

     A holder of a debenture may convert it into our common stock at any time prior to maturity. However, if we elect to redeem a debenture, the holder may convert it only until the close of business on the last trading day prior to a redemption date, unless we default in the payment of the redemption price. If a holder has delivered a repurchase notice exercising its option to require us to repurchase its debenture, the holder may not convert the debenture unless it withdraws the notice in accordance with the terms of the indenture. Similarly, if a holder exercises its option to require us to repurchase its debenture upon a Fundamental Change, that debenture may be converted only if the holder withdraws its election to exercise its option in accordance with the terms of the indenture. A holder may convert its debentures in part so long as the holder converts debentures of $1,000 principal amount at maturity or an integral multiple of $1,000.

     The initial conversion rate is 7.0745 shares of common stock per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of the events described below. A holder entitled to a fractional share of common stock will receive cash equal to the then current market value of the fractional share.

     On conversion of a debenture, a holder will not receive any cash payment representing accrued original issue discount. Our delivery to the holder of the fixed number of shares of common stock into which the debenture is convertible, together with the cash payment, if any, in lieu of a fractional share of common stock, will be deemed to satisfy our obligation to pay the principal amount at maturity of the debenture including the accrued original issue discount attributable to the period from the issue date to the conversion date.

     Instead of delivering shares of common stock upon notice of conversion of any debentures (for all or any portion of such debentures), we may elect to pay holders surrendering debentures an amount in cash per debenture equal to the last reported sale price of a share of its common stock on the trading day immediately prior to the applicable conversion date, multiplied by the conversion rate in effect on that trading day, subject to adjustment upon the occurrence of the events described below; provided, that if the payment of cash is not permitted pursuant to the provisions of the indenture or otherwise, we will deliver shares of our common stock (and cash in place of fractional shares) as described below. We will use reasonable efforts to notify, on the same business day as our receipt of a conversion notice (but in any event within one business day of our receipt of a conversion notice), the conversion agent for delivery to the holders of debentures of our election to deliver shares of common stock or to pay cash in place of delivery of the shares. If we elect to deliver all or a portion of such payment in shares of common stock, the shares will be delivered through the trustee no later than the seventh business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment will be made to holders surrendering debentures no later than the tenth business day following the applicable conversion date. If an event of default, as described under "-- Events of Default; Notice and Waiver" below (other than a default in a cash payment upon conversion of the debentures), has occurred or is continuing, we may not pay cash upon conversion of any debentures (other than cash in place of fractional shares).

     Pursuant to the indenture, the date on which all of the requirements for delivery of the debentures for conversion have been satisfied is the conversion date.

     The conversion rate will be adjusted under formulae as set forth in the indenture in certain events, including:

          (1) the issuance of our common stock as a dividend or distribution on the common stock;

          (2) certain subdivisions and combinations of our common stock;

          (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock;

          (4) the distribution of capital stock, other than our common stock, to all holders of common stock or evidences of our indebtedness or of assets. This includes securities other than common stock, but excludes those rights, warrants, dividends and distributions referred to in clauses (1) and (3) above or paid in cash; and

          (5) distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

           - the amount per share of common stock of the immediately preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5) (as adjusted to reflect subdivisions or combinations of the common stock); and

             - 4.5% of the average of the last reported sales price of the common stock during the ten trading days immediately prior to the date of declaration of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Nabors.

     If an adjustment is required to be made as set forth in clause (5) above as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to clause (5) above. If an adjustment is required to be made as set forth in clause (5) above as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

     The indenture provides that if we implement a stockholders' rights plan, the rights plan must provide that upon conversion of the debentures the holders will receive, in addition to the common stock issuable upon conversion, the rights which would attach to the common stock issuable upon conversion, regardless of whether the rights have separated from the common stock at the time of conversion.

     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

     In the case of either:

     - any reclassification of the common stock, or

     - a consolidation or merger involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety,

if holders of common stock would be entitled to receive any form of consideration with respect to or in exchange for common stock, the holders of the debentures then outstanding would be entitled to convert their debentures into the kind and amount of consideration which they would have owned or been entitled to receive had their debentures been converted immediately prior to the applicable transaction. This assumes that a holder of debentures would not have exercised any rights of election as to the consideration receivable in connection with the transaction.

     In the event of a taxable distribution to holders of common stock or in certain other circumstances requiring an adjustment to the conversion rate, the holders of debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Material Federal Income Tax Considerations."

     From time to time, and to the extent permitted by law, we may increase the conversion rate by any amount for any period of at least 20 business days, if the board of directors has made a determination that the increase would be in our best interests. Subsequent to such increase, we may from time to time lower the conversion rate to any rate that is not lower than the conversion rate that would have been applicable had such increase not occurred, if the board of directors has determined that the decrease would be in our best interests. For purposes of this paragraph, a determination by the board of directors will be conclusive. If we increase or decrease the conversion rate, we will give at least seven days' notice of the increase or decrease. We may, at our option, make increases in the conversion rate, in addition to those described above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as a dividend distribution or a right to acquire stock for income tax purposes. See "Material Federal Income Tax Considerations."

     If we exercise our option to have interest accrue on a debenture instead of original issue discount following a Tax Event, the holder will be entitled on conversion to receive the same number of shares of common stock that the holder would have received if we had not exercised our option. If we exercise our option, debentures surrendered for conversion during the period from the close of business on the record date next preceding the next interest payment date to the opening of business on the next interest payment date (except debentures to be redeemed on the next interest payment date) must also be accompanied by an amount equal to the accrued and unpaid interest on the debenture that the registered holder is to receive. Except where debentures surrendered for conversion must be accompanied by the payment described in this paragraph, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

REDEMPTION OF DEBENTURES AT NABORS' OPTION

     We may not redeem the debentures prior to February 5, 2006. Beginning on February 5, 2006, we may redeem the debentures for cash in whole or in part at any time, by giving by mail to holders of debentures not less than 15 days' nor more than 60 days' notice of redemption prior to the redemption date for an amount in cash equal to 100% of the sum of (1) the debenture issue price and (2) accrued original issue discount through the date of redemption. At the same time, we will provide public notice of redemption through certain financial news services. The debentures will be redeemable in multiples of $1,000 principal amount at maturity. No sinking fund is provided for the debentures.

     The table below shows redemption prices of debentures per $1,000 principal amount at maturity at February 5, 2006, at each February 5 thereafter prior to maturity and at maturity on February 5, 2021. These prices reflect the accrued original issue discount calculated to each date. The redemption price of a debenture redeemed between any two dates below would include an additional amount reflecting the additional original issue discount accrued since the date in the table preceding the actual redemption date.

                                                                           (2)
                                                         (1)         ACCRUED ORIGINAL         (3)
                                                   DEBENTURE ISSUE    ISSUE DISCOUNT    REDEMPTION PRICE
                                                        PRICE            AT 2.5%            (1)+(2)
                                                   ---------------   ----------------   ----------------
February 5, 2006.................................      $608.41           $ 80.48           $  688.89
February 5, 2007.................................       608.41             97.81              706.22
February 5, 2008.................................       608.41            115.58              723.99
February 5, 2009.................................       608.41            133.79              742.20
February 5, 2010.................................       608.41            152.46              760.87
February 5, 2011.................................       608.41            171.60              780.01
February 5, 2012.................................       608.41            191.22              799.63
February 5, 2013.................................       608.41            211.34              819.75
February 5, 2014.................................       608.41            231.96              840.37
February 5, 2015.................................       608.41            253.10              861.51
February 5, 2016.................................       608.41            274.77              883.18
February 5, 2017.................................       608.41            296.99              905.40
February 5, 2018.................................       608.41            319.76              928.17
February 5, 2019.................................       608.41            343.11              951.52
February 5, 2020.................................       608.41            367.05              975.46
February 5, 2021.................................       608.41            391.59            1,000.00

     If we elect to convert the debentures to semiannual coupon debentures following a Tax Event, the debentures will be redeemable at the restated principal amount (as described below) plus accrued and unpaid interest, if any, to the applicable redemption date.

     If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee will select the debentures held in certificated form to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's certificated debentures is selected for partial redemption and the holder converts a portion of its debentures, the converted portion will be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under "-- Form, Denomination and Registration -- Global Debenture; Book-Entry Form."

REPURCHASE AT THE OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

     If a Fundamental Change occurs at any time prior to February 5, 2021, each holder will have the right, at the holder's option, to require us to repurchase any or all of the holder's debentures. The debentures may be repurchased in multiples of $1,000 principal amount at maturity. We will repurchase the debentures at a price equal to the issue price plus accrued original issue discount to the repurchase date. See the table under "-- Redemption of Debentures at Nabors' Option." If, prior to the repurchase date, we elect to convert the debentures to semiannual coupon debentures following a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     On or before the 30th day after the occurrence of a Fundamental Change, we will mail to all holders of record of the debentures a notice of the occurrence of the Fundamental Change and of the resulting repurchase right. We also will deliver to the trustee a copy of the notice. To exercise the repurchase right, holders of debentures must deliver, on or before the 30th day after the date of our notice of a Fundamental Change, the debentures to be repurchased, duly endorsed for transfer, together with the form entitled "Option to Elect Repurchase Upon a Fundamental Change" on the reverse side of the debenture duly completed, to us, or an agent designated by us.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may then be applicable in connection with the repurchase of the debentures in the event of a Fundamental Change.

     The repurchase rights of the holders of debentures could discourage a potential acquiror of us. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

     The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, holders may not be protected by the requirement that we offer to repurchase the debentures upon a Fundamental Change in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     No debentures may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "-- Events of Default; Notice and Waiver" below. However, debentures may be repurchased if the event of default is in the payment of the Fundamental Change purchase price with respect to the debentures. In the event of a Fundamental Change and exercise by holders of the debentures of their right to require us to repurchase all or a portion of their debentures, we may not have sufficient funds to pay the purchase price for all the debentures tendered by the holders.

REPURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     On February 5, 2006, February 5, 2011, and February 5, 2016, we will be obligated to repurchase, at the option of the holder, all or any portion of the outstanding debentures. The purchase price payable in respect of a debenture will be equal to the issue price plus accrued original issue discount to the repurchase date. If, prior to the repurchase date, we elect to convert the debentures to semiannual coupon debentures following a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See the discussion under "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     The table below shows the purchase prices of a debenture as of the specified repurchase dates. We may elect to pay the purchase price payable, as of any repurchase date, in cash or common stock or any combination of cash or common stock.

REPURCHASE DATE                                               PRICE
---------------                                              -------
February 5, 2006..........................................   $688.89
February 5, 2011..........................................   $780.01
February 5, 2016..........................................   $883.18

     If we elect to pay the purchase price, in whole or in part, in common stock, the number of shares to be delivered in respect of the portion of the purchase price to be paid in common stock will be equal to the portion of the purchase price divided by the Market Price (as defined below under "Certain Definitions") of the common stock. However, no fractional shares of common stock will be delivered upon any repurchase by us of debentures through the delivery of common stock in payment, in whole or in part, of the purchase price. Instead, we will pay cash based on the Market Price for all fractional shares of common stock.

     The holder's right to require us to repurchase debentures is exercisable by delivery during the repurchase period of a written repurchase notice by the holder to the office of the paying agent. The paying agent will initially be the trustee. The repurchase period will begin at any time from the opening of business on the date that is 20 business days prior to the applicable repurchase date until the close of business on the applicable repurchase date. If the repurchase notice is withdrawn during the period, we will not be obligated to repurchase the debentures. Our repurchase obligation will be subject to additional conditions set forth in the indenture.

     The repurchase notice must state:

          (1) the certificate numbers of the debentures to be delivered by the holder for repurchase by us;

          (2) the portion of the principal amount at maturity of debentures to be repurchased, which must be $1,000 or in multiples of $1,000;

          (3) that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture; and

          (4) in the event that we elect to pay the purchase price in common stock but do not end up satisfying the conditions to payment and ultimately have to pay the holder in cash, whether the holder would choose:

           - to withdraw the repurchase notice as to some or all of the debentures to which it relates; or

           - to receive cash in respect of the entire purchase price for all debentures subject to the repurchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in clause (4) above, the holder will be deemed to have elected to receive cash for the entire purchase price for all debentures subject to the repurchase notice. For a discussion of the tax treatment of a holder receiving cash or common stock pursuant to its election to tender its debentures to us on a repurchase date, see the discussion under "Material Federal Income Tax Considerations."

     Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal will state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the repurchase notice.

     We will give notice not less than 20 business days prior to the repurchase date to all holders at their addresses shown in the register of the registrar. We also will give notice to beneficial owners as required by applicable law. This notice will state, among other things:

     - whether we will pay the purchase price of the debentures in cash or common stock, or any combination of cash or common stock. The notice will specify the percentage of each, and

     - if we elect to pay in common stock, in whole or in part, the method of calculating the Market Price of the common stock.

     Upon determination of the actual number of shares of common stock in accordance with the above provisions, we will publish the determination in a daily newspaper of national circulation.

     Our right to repurchase debentures with common stock is subject to the satisfaction of various conditions, including:

     - the registration of the common stock under the Securities Act, if required, and

     - compliance with other applicable federal and state securities laws, if any.

     If such conditions are not satisfied by a repurchase date, we will pay the purchase price of the debentures to be purchased on the repurchase date entirely in cash. We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required under the Securities Exchange Act in connection with any offer by us to repurchase debentures at the option of holders.

     Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the purchase price for the debenture will be made promptly following the later of the repurchase date or the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the repurchase date, then, on and after the date, the debenture will cease to be outstanding and original issue discount on the debenture or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures, will cease to accrue. This will be the case whether or not book-entry transfer of the debenture is made or the debenture is delivered to the paying agent, and all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the debenture.

     No debentures may be repurchased at the option of the holder for cash if there has occurred, prior to, on or after the giving by the holders of the debentures of the required repurchase notice, and is continuing an event of default described under "-- Events of Default; Notice and Waiver" below, other than a default in the payment of the purchase price with respect to the debentures.

     Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the purchase price on that repurchase date. If this were to occur, we could be required to issue shares of common stock to pay the purchase price at valuations based on then prevailing market prices for all the debentures tendered by the holders.

MERGERS AND SALES OF ASSETS BY NABORS

     We may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other items:

     - the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

     - the successor person assumes all of our obligations under the debentures and the indenture; and

     - we or the successor person will not, immediately thereafter, be in default under the indenture.

     Upon the assumption of our obligations by a successor as described above, subject to certain exceptions, we will be discharged from all obligations under the debentures and the indenture. Certain of these transactions which would constitute a Fundamental Change would permit each holder to require us to repurchase their debentures as described under "-- Repurchase at Option of the Holder Upon a Fundamental Change."

OPTIONAL CONVERSION TO SEMIANNUAL COUPON DEBENTURES UPON A TAX EVENT

     From and after the date (referred to as the Tax Event date) of the occurrence of a Tax Event, we may elect to have interest in lieu of future original interest discount accrue at 2.5% per annum on a principal amount per debenture equal to the issue price plus original issue discount accrued to the date immediately prior to the later of:

     - the Tax Event date; or

     - the date on which we make our election,

which is referred to as the option exercise date. The resulting amount would be the restated principal amount. Interest would accrue from the option exercise date and will be payable semiannually on the interest payment date, which would be February 5 and August 5 of each year. The interest would be payable to holders of record of the debentures at the close of business on the regular record date, immediately preceding the interest payment date. Interest would be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest would accrue from the most recent date to which interest had been paid or, if no interest had been paid, from the option exercise date.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The indenture provides that, if an event of default specified in the indenture has happened and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding may declare due and payable:

     - the issue price of the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, the restated principal amount; plus

     - the original issue discount on the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures, accrued and unpaid to the date of the declaration.

     In the case of certain events of bankruptcy or insolvency, the issue price plus the original issue discount on the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, the restated principal amount plus interest on the debentures, accrued and unpaid to the occurrence of the event automatically will become and be immediately due and payable.

     Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any acceleration with respect to the debentures and its consequences.

     Interest will accrue at the rate of 2.5% per annum and be payable on demand upon a default in the payment of any redemption price or purchase price and, after acceleration, of the issue price and accrued original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest, to the extent that payment of the interest is legally enforceable. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures, will cease to accrue after declaration of acceleration.

     Under the indenture, events of default are defined as:

          (1) default in payment of:

           - the principal amount at maturity (if the default continues for 10 days),

           - issue price (if the default continues for 10 days),

           - accrued original issue discount, or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures (if the default continues for 30 days),

           - liquidated damages (if the default continues for 30 days),

           - redemption price (if the default continues for 10 days), or

           - repurchase price (if the default continues for 10 days) with respect to any debenture when it becomes due and payable;

          (2) our failure for 20 days to deliver shares of our common stock (including cash in lieu of fractional shares) or, if we elect, cash in lieu of shares of our common stock, when common stock or cash is required to be delivered following the conversion of a debenture;

          (3) our failure to comply with any of our other agreements in the debentures or the indenture upon the receipt by us of notice of the default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding and our failure to cure the default within 90 days after receipt by us of the notice; or

          (4) certain events of bankruptcy or insolvency.

     The trustee will give notice to holders of the debentures of any continuing default known to the trustee within 90 days after the trustee becomes aware of such default; provided that, except in the case of a default as described in clause (1) above, the trustee may withhold notice if it determines in good faith that withholding the notice is in the interests of the holders.

     The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that the direction may not conflict with any law or the indenture and will be subject to certain other limitations. Before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from the holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities incurred by it in complying with the direction. No holder of any debenture will have any right to pursue any remedy with respect to the indenture or the debentures unless:

          (1) the holder has previously given us and the trustee written notice of a continuing event of default;

          (2) the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures have made a written request to the trustee to pursue the remedy;

          (3) the holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

          (4) the holders of a majority in aggregate principal amount at maturity of the outstanding debentures have not given the trustee a direction inconsistent with the request within 60 days after receipt of the request; and

          (5) the trustee has failed to comply with the request within the 60-day period.

     However, the right of any holder:

          (1) to receive payment of:

           - the principal amount at maturity,

           - issue price,

           - accrued original issue discount, or, if the debentures are converted to semiannual coupon debentures following the occurrence of a Tax Event, interest on the debentures,

           - liquidated damages,

           - redemption price,

           - repurchase price,

     and any interest in respect of a default in the payment of any amounts due in respect of a debenture, on or after the due date of the debenture;

          (2) to institute suit for the enforcement of any payments or conversion; or

          (3) to convert debentures

     will not be impaired or adversely affected without the holder's consent.

     The holders of at least a majority in aggregate principal amount at maturity of the outstanding debentures may waive an existing default and its consequences, other than:

     - any default in any payment on the debentures;

     - any default with respect to the conversion rights of the debentures; or

     - any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described under "-- Modification."

     We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture.

MODIFICATION

     Modification and amendment of the indenture or the debentures may be effected by Nabors and the trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the debentures then outstanding. However, no amendment may, without the consent of each holder affected:

          (1) reduce the principal amount at maturity, issue price, redemption price or purchase price, or extend the stated maturity of any debenture or alter the manner or rate of accrual of original issue discount or interest, or make any debenture payable in money or securities other than that stated in the debenture;

          (2) make any change to the principal amount at maturity of debentures whose holders must consent to an amendment or any waiver under the indenture or modify the indenture provisions relating to amendments or waivers with respect to the payment of principal at maturity;

          (3) make any change that adversely affects the right to convert any debenture or the right to require us to repurchase a debenture or the right to require us to repurchase a debenture upon a Fundamental Change; or

          (4) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the debentures.

     The indenture also provides for certain modifications of its terms without the consent of the holders.

FORM AND DENOMINATION

     The debentures are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and multiples of $1,000. We may not reissue a debenture that has matured or been converted, redeemed, repurchased by us at the option of a holder or otherwise canceled, except for the transfer, exchange or replacement of the debenture.

     Global Debenture; Book-Entry Form. The debentures have been issued in the form of several global debentures (collectively, the "global debenture"). The global debenture has been deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., DTC's nominee. Except as set forth below, the global debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Purchasers of the debentures may hold their interests in the global debenture directly through DTC if the purchaser is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global debenture to such persons may be limited.

     Persons who are not participants may beneficially own interests in the global debenture held by DTC only though participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global debenture, Cede & Co. for all purposes will be considered the sole holder of the global debenture. Except as provided below, owners of beneficial interests in the global debenture will not be entitled to have certificates registered in their names. These owners will not receive or be entitled to receive physical delivery of certificates in definitive registered form and will not be considered the holders of the global debenture.

     Payment of principal amount at maturity or the redemption price or the purchase price of the global debenture will be made to Cede & Co., the nominee for DTC, as the registered owner of the global debenture. Payments will be made by wire transfer of immediately available funds on the payment date. Nabors, the trustee and any paying agent will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debenture. In addition, Nabors, the trustee and any paying agent will not have any responsibility or liability for maintaining, supervising or reviewing any records relating to any beneficial ownership interests.

     We have been informed by DTC that, with respect to any payment of principal amount at maturity or the redemption price or the purchase price of the global debenture, DTC's practice is to credit participants' accounts on the payment date. These payments will be in amounts proportionate to the participants' respective beneficial interests in the principal amount represented by the global debenture as shown on the records of DTC. DTC will not credit participants' accounts if DTC has reason to believe that it will not receive payment on the applicable payment date. Payments by participants to owners of beneficial interests in the principal amount represented by the global debenture held through participants will be the responsibility of the participants. This is currently the case with securities held for the accounts of customers registered in street name.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global debenture to pledge its interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing its interest.

     None of Nabors, the trustee, or any registrar, paying agent or conversion agent under the indenture, will have any responsibility for the performance by DTC or its participants or indirect participants of their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for exchange as described below, only at the direction of one or more participants to whose account with DTC interests in the global debenture are credited. In addition, DTC only will take action in respect of the principal amount of the debentures represented by the global debenture as to which a participant or participants has or have given direction.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code and a clearing agency registered pursuant to the provisions of
Section 17A of the Securities Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debenture among participants, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause the debentures to be issued in definitive registered form in exchange for the global debenture.

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices will be sent to Cede & Co., as nominee of DTC. If less than all of the debentures are being redeemed, DTC will reduce the amount of interest of each participant in the debentures in accordance with its procedures.

     Certificated Debentures. Holders of debentures may request that certificated debentures be issued in exchange for debentures represented by the global debenture. Furthermore, certificated debentures may be issued in exchange for debentures represented by the global debenture if no successor depositary is appointed by us as set forth above under "-- Global Debenture; Book-Entry Form." Likewise, a holder may exchange a certificated debenture for a beneficial interest in the global debenture held by DTC by surrendering the certificated debenture to a DTC participant, or banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

REGISTRATION RIGHTS

     We have filed a registration statement with the Securities and Exchange Commission. We will use all reasonable efforts to keep the registration statement effective until either the debentures are sold pursuant to the registration statement or the expiration of the holding period for the debentures held by non-affiliates of Nabors (as defined under Rule 144(k) of the Securities Act). However, if our board of directors determines that, in connection with a proposed material transaction, it is in our best interest or that of our subsidiaries, the use of this prospectus may be suspended. In order to suspend this prospectus, we must notify the selling securityholders within two business days after our board of directors determines in good faith that it is in our best interest not to disclose the existence of or facts surrounding any proposed or pending material corporate transaction involving Nabors or its subsidiaries. The suspension of this prospectus may last up to 30 consecutive days in any 90-day period for a total of up to 60 days in any calendar year without paying liquidated damages.

     If the suspension of this prospectus exceeds this timeframe, we are required to pay liquidated damages equal to 0.25% per year on (1) the total principal amount at maturity on the debentures outstanding, (2) the total number of common shares underlying the debentures outstanding multiplied by the conversion rate and (3) with respect to combinations thereof, the sum of (1) and
(2) for the relevant debentures and common shares underlying the debentures.

TAXATION OF DEBENTURES

     See the description under "Material Federal Income Tax Considerations" for a discussion of certain tax considerations relevant to a holder of debentures.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed Bank One, N.A. as trustee under the indenture, and as paying agent, conversion agent, registrar and custodian with regard to the debentures.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in this prospectus.

     "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all common stock will be exchanged for, converted into, acquired for or constitute solely the right to receive any form of consideration which is not all or substantially all common stock listed, or, upon consummation of or immediately following such transaction or event, which will be listed, on a United States national securities exchange or approved for quotation on The NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

     "Market Price" means the average of the Sale Prices of the Common Stock for the five trading day period ending on the third business day prior to the applicable purchase date, if the third business day prior to the applicable purchase date is a trading day or, if it is not a trading day, then on the last trading day prior to such third business day, appropriately adjusted to take into account the occurrence during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date of certain events that would result in an adjustment of the conversion rate under the indenture with respect to the common stock. Because the Market Price of the common stock is determined prior to the applicable purchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date of determination of such Market Price to such purchase date. We may elect to pay the purchase price in common stock only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

     "Sale Price of the Common Stock" means, on any date, the closing per share sale price, or if no closing sale price is reported, the average bid and ask prices or, if more than one, in either case, the average of the average bid and average ask prices, on such date as reported in the composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional stock exchange, as reported by The NASDAQ National Market.

     "Tax Event" means that we have received an opinion from independent tax counsel experienced in such matters to the effect that, as a result of:

          (1) an amendment to, or change or announced prospective change in, the laws or regulations of the U.S. or any political subdivision or taxing authority thereof or therein; or

          (2) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus; or

          (3) there is more than an insubstantial risk that interest, including original issue discount, payable on the debentures either (a) would not be deductible on a current accrual basis or (b) would not be deductible under any other method, in either case in whole or in part, by us by reason of deferral, disallowance or otherwise for U.S. federal income tax purposes.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Pursuant to our Restated Certificate of Incorporation, as amended, the authorized capital stock of Nabors consists of 400,000,000 shares of common stock, par value $.10 per share, 8,000,000 shares of class B stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $.10 per share.

     As of April 24, 2001, we had 146,830,345 shares of common stock outstanding. As of the date of this prospectus, we had no shares of class B stock or preferred stock outstanding.

     Holders of shares of common stock are entitled to one vote per share, and holders of shares of class B stock have no voting rights except as required by applicable law. Holders of shares of common stock do not have the right to cumulate votes in the election of directors. A special meeting of stockholders may be called by our board of directors and must be called upon the written request of the holders of not less than 50% of our stock then outstanding and entitled to vote. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without prior notice by written consent only if the consent is signed by each stockholder entitled to vote on the matter.

     Holders of class B stock may convert their shares into shares of common stock at any time, unless the conversion would cause a holder, together with the holder's affiliates, to own, control or vote more shares of our stock than permitted by applicable law. Our stockholders do not have preemptive rights to subscribe for shares of any class of our capital stock.

     Holders of shares of common stock and class B stock are entitled to participate equally on a per-share basis in any dividends that our board of directors may declare from time to time out of our funds legally available for the payment of dividends. However, we have neither declared nor paid any cash dividends on our common stock or class B stock since 1982. We do not intend to pay any cash dividends on our common stock or class B stock for the foreseeable future.

     Under Nabors' Restated Certificate of Incorporation, as amended, our board of directors is authorized, without further stockholder action, to issue from time to time up to 10,000,000 shares of preferred stock and to fix and determine the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any series of preferred stock, including, without limitation, any voting rights, any dividends payable and any right of the shares of that series to convert into or be exchanged for other securities of us (provided, however, that any securities issuable upon conversion or exchange of preferred stock will be subject to registration under the Securities Act or an applicable exemption therefrom). Thus, our board of directors, without stockholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power (if any) and other rights of other series of the preferred stock or of the common stock. As of the date of this prospectus, we have no preferred stock outstanding.

     Transfer Agent and Registrar. The transfer agent and registrar for the common stock is EquiServe.

     The foregoing descriptions of the common stock, class B stock and preferred stock are summaries, and you should refer to the provisions of Nabors' Restated Certificate of Incorporation, as amended, and By-Laws for more detail.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     Under Delaware law, a corporation may include provisions in its certificate of incorporation which relieve its directors of monetary liability for breach of their fiduciary duties, except under certain circumstances. These include a breach of a director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct and a knowing violation of law, or any transaction from which the director derived an improper personal benefit. Our Restated Certificate of Incorporation, as amended, provides that Nabors' directors are not liable to us or our stockholders for monetary damages for breaches of their fiduciary duties, subject to the exceptions specified by Delaware law.

     Delaware law also provides that, when an officer, director, employee or agent of a corporation is a party to, or is threatened to be made a party to, any action, the corporation may indemnify such persons against expenses (including attorneys' fees) and judgments, fines and amounts paid in settlement, if that person acted in good faith and reasonably believed his or her actions were in, or not opposed to, the best interests of the corporation, and were not unlawful. Delaware law also provides that a person to be indemnified has the right to be advanced any expenses incurred in his defense against any action prior to the final disposition thereof and upon such terms as the board of directors may determine. Our Restated Certificate of Incorporation, as amended, provides these rights to Nabors' officers, directors, employees and agents. Certain of directors and officers of Nabors also are parties to employment agreements which provide for these and other indemnification rights in accordance with Delaware law.

     Under Delaware law, the power to adopt, amend and repeal by-laws is conferred solely on the stockholders unless the corporation's certificate of incorporation also confers this power upon its board of directors. Under our Restated Certificate of Incorporation, as amended, the board of directors has been granted this power. Our charter and by-laws also provide that the number of directors shall be fixed by resolution of the board of directors of Nabors from time to time, but shall not be less than five nor more than eleven. As of the date of this prospectus, the number of directors is fixed at eight. These provisions, in addition to the staggered board of directors discussed below and the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of discouraging or making more difficult an acquisition of Nabors deemed undesirable by the board of directors of Nabors.

     Our charter provides that the board of directors is divided into three classes of directors. Each class of directors serves a staggered three-year term. The classified board may make it more difficult for any stockholder who is attempting to acquire Nabors, including a stockholder holding a majority of the shares, to succeed. Such a stockholder would be unable to force immediate changes in the composition of a majority of the board of directors of Nabors, since the terms of approximately one-third of the incumbent directors would expire each year, and at least two annual meetings would be required for stockholders to change a majority of the board of directors.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of material U.S. federal income tax considerations relating to the purchase pursuant to this offering, the ownership and disposition of the debentures and the conversion to, ownership and disposition of, common stock by U.S. holders, and certain material U.S. federal income and withholding tax considerations relating to the purchase, ownership and disposition of the debentures and common stock by non-U.S. holders. The discussion is a summary only and does not purport to be a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the debentures and common stock. We have based this summary on the U.S. federal income tax laws, regulations, rulings and judicial decisions as of the date of this prospectus. These laws may change, possibly retroactively. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of purchasing, owning or disposing of debentures and common stock.

     This discussion does not address all tax consequences that may be important to you in light of your specific circumstances. For instance, this discussion does not address the alternative minimum tax provisions of the federal tax code, or special rules applicable to certain categories of investors, such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, or persons who hold debentures or common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction, that may be subject to special rules. This discussion is limited to persons who hold the debentures and any common stock into which the debentures are converted as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or U.S. estate and gift tax law.

     Persons considering the purchase of a debenture should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding, converting or otherwise disposing of the debentures and common stock, including the effect and applicability of state, local or foreign tax laws and the potential for a Tax Event to occur.

U.S. HOLDERS

     As used in this discussion, the term U.S. holder means a beneficial owner of a debenture or common stock that is:

          (1) for United States federal income tax purposes, a citizen or resident of the United States;

          (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

          (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

          (4) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or if the trust was in existence on August 20, 1996 that has elected to continue to be treated as a United States trust.

A non-U.S. holder is any beneficial owner of debentures or common stock other than a U.S. holder.

     Original Issue Discount or Interest on the Debentures. The debentures were issued at a substantial discount from their stated redemption price at maturity. For U.S. federal income tax purposes, the excess of the stated redemption price at maturity of each debenture over its issue price constitutes original issue discount. The issue price of the debentures is $608.41 per $1000 principal amount at maturity. Thus, the original issue discount of the debentures equals $391.59 per $1000 principal amount at maturity. We may, upon at least 30 days' notice given to the to the holders of debentures, on one or more occasions, elect to extend the period during which we cannot redeem the debentures.

     A U.S. holder of a debenture will be required to include original issue discount in income as ordinary interest income as it accrues before receipt of the cash attributable to such income, regardless of such U.S. holder's regular method of accounting for U.S. federal income tax purposes. Subject to the rules for acquisition premium described below, a U.S. holder of a debenture must include in gross income for federal income tax purposes the sum of the daily portions of original issue discount with respect to the debenture for each day during the taxable year or portion of a taxable year on which such U.S. holder holds the debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the debenture at the beginning of the accrual period multiplied by the yield to maturity of the debenture, determined by compounding at the close of each accrual period and adjusted for the length of the accrual period. The adjusted issue price of a debenture at the start of any accrual period will be the issue price of the debenture increased by the accrued original issue discount included in the U.S. holder's income for all prior accrual periods. Under these rules, U.S. holders will have to include in gross income increasingly greater amounts of original issue discount in each accrual period. A U.S. holder's original tax basis for determining gain or loss on the sale or other disposition of a debenture will be increased by any accrued original issue discount includable in such U.S. holder's gross income.

     There are circumstances under which we could make a liquidated damages payment on a debenture which would affect the yield to maturity of a debenture, including, as described under "Description of Debentures," in the event of certain defaults. We intend to take the position for U.S. federal income tax purposes that any such payments should be taxable to the recipient U.S. holder as additional gross income when received or accrued in accordance with such U.S. holder's method of tax accounting. This position is based in part on the Treasury Regulations providing that the possibility of a change in the yield will not be treated as affecting the amount of original issue discount required to be recognized by a holder, or the timing of such recognition, if the likelihood of the change, as of the date the debt obligations are issued, is remote or incidental. We intend to take the position that the likelihood of any change in the yield on the debentures is remote or incidental within the meaning of the Treasury Regulations as of the date of the issuance of the debentures. We also intend to take the position that none of the repurchase options or other features of the debentures should offset the accrual of original issue discount on the debentures to Nabors for federal income tax purposes.

     The modification of the terms of the debentures by us upon a Tax Event as described in "Description of Debentures -- Optional Conversion to Semiannual Coupon Debenture upon a Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

     We or our paying agent will be required to furnish annually to the IRS and each U.S. holder information regarding the amount of original issue discount attributable to that year.

     Acquisition Premium. A U.S. holder of a debenture is generally subject to the rules for accruing original issue discount described above. However, if the U.S. holder's purchase price for the debenture exceeds the adjusted issue price but is less than or equal to the sum of all amounts payable on the debenture after the purchase date, the excess is acquisition premium and is subject to special rules.

     Acquisition premium ratably offsets the amount of accrued original issue discount otherwise includible in the U.S. holder's taxable income, that is, the U.S. holder may reduce the daily portions of original issue discount by a fraction, the numerator of which is the excess of the U.S. holder's purchase price for the debenture over the adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the debenture after the purchase date over the debenture's adjusted issue price. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, the U.S. holder may elect to compute original issue discount accruals with respect to the debentures by treating the purchase as a purchase at original issue and applying the rules described above under "-- Original Issue Discount or Interest on the Debentures."

     Market Discount. Under the market discount rules of the Internal Revenue Code of 1986, as amended (the "Code"), a U.S. holder who purchases a debenture at a market discount generally will be required to treat any gain recognized on the disposition of the debenture as ordinary income to the extent of the lesser of the gain or the portion of the market discount that accrued during the period that the U.S. holder held the debenture. Market discount is generally defined as the amount by which a U.S. holder's purchase price for a debenture is less than the revised issue price of the debenture on the date of purchase, subject to a statutory de minimis exception. A debenture's revised issue price equals the sum of the issue price of the debenture and the aggregate amount of the original issue discount includible in the gross income of all holders of the debenture for periods before the acquisition of the debenture by the holder, likely reduced, although the Code does not expressly so provide, by any cash payment in respect of the debenture. A U.S. holder who acquires a debenture at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or continued to purchase or carry the debenture until the U.S. holder disposes of the debenture in a taxable transaction.

     A U.S. holder who has elected under applicable Code provisions to include market discount in income annually as the discount accrues will not, however, be required to treat any gain recognized as ordinary income or to defer any deductions for interest expense under these rules. A U.S. holder's tax basis in a debenture is increased by each accrual of amounts treated as market discount. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS. Holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under these provisions and any other consequences of the market discount rules that may apply to them in particular.

     Election to Treat All Interest as Original Issue Discount. U.S. holders may elect to include in gross income all amounts in the nature of interest that accrue on a debenture, including any stated interest, acquisition discount, original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by acquisition premium, by using the rules described above under "-- Original Issue Discount or Interest on the Debentures." An election for a debenture with market discount results in a deemed election to accrue market discount in income currently for the debenture and for all other bonds acquired by the U.S. holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with permission of the IRS. A U.S. holder's tax basis in a debenture is increased by each accrual of the amounts treated as original issue discount under the election described in this paragraph.

     Sale, Exchange or Retirement of the Debentures. Upon the sale, exchange or retirement of a debenture, including as a result of a tender upon the occurrence of a fundamental change, and, except as discussed in the next paragraph on a purchase date, a U.S. holder generally will recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. holder's adjusted tax basis in the debenture. Any such gain will be treated as ordinary income to the extent such gain represents accrued but unrecognized market discount.

     If a U.S. holder elects to exercise its option to tender the debentures to us on a purchase date and we issue common stock in satisfaction of all or part of the purchase price, the exchange of the debentures for common stock should qualify as a reorganization for federal income tax purposes. If the purchase price is paid solely in common stock, except in the case of a fractional share described below, a U.S. holder should not recognize any gain or loss realized. If the purchase price is paid in a combination of common stock and cash, other than cash received in place of a fractional share, gain, but not loss, realized by the U.S. holder should be recognized, but only to the extent of the cash received, and such gain will be subject to the rules governing recognition of accrued market discount. A U.S. holder's initial tax basis in the common stock received should be equal to such U.S. holder's adjusted tax basis in the debenture tendered (except for any portion allocable to a fractional share of common stock), increased by the amount of gain recognized, other than with respect to a fractional share, and decreased by the amount of any cash received, except cash received in lieu of a fractional share. The holding period for common stock received in the exchange should include the holding period of the debenture tendered to us in exchange for common stock. Subject to the market discount rules discussed above, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, measured by the difference between the amount of cash received for the fractional share and the U.S. holder's tax basis in the fractional share interest. To the extent the debentures tendered in exchange for common stock have accrued market discount, the amount of the unrecognized accrued market discount will carry over to such common stock and will be treated as ordinary income upon disposition of such common stock.

     A U.S. holder's adjusted tax basis in a debenture generally will equal the holder's cost of the debenture increased by any original issue discount or market discount previously included in income by such holder with respect to such debenture and decreased by any payments received thereon. Subject to the market discount rules discussed above, gain or loss recognized on the sale, exchange or retirement of a debenture generally will be capital gain or loss and will be long-term capital gain or loss if the debenture has been held for more than one year. Long-term capital gain recognized by an individual U.S. holder is generally subject to a maximum U.S. federal rate of tax of 20%.

     Conversion of Debentures. A U.S. holder's conversion of a debenture into common stock generally will not be a taxable event, except with respect to cash received in lieu of a fractional share. To the extent the debentures converted into common stock have accrued market discount the amount of the unrecognized accrued market discount will carry over to such common stock and will be treated as ordinary income upon disposition of such common stock. A U.S. holder's basis in the common stock received on conversion of a debenture will be the same as the U.S. holder's basis in the debenture at the time of conversion, exclusive of any tax basis allocable to a fractional share, and the holding period for the common stock received on conversion will include the holding period of the debenture converted. Subject to the market discount rules discussed above, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, measured by the difference between the cash received in lieu of the fractional share interest and the portion of the U.S. holder's tax basis in the debenture that is allocable to the fractional share interest. If we elect to pay cash in lieu of issuing common stock upon the tender of a debenture for conversion, the U.S. holder will recognize gain or loss equal to the difference between the proceeds received and the U.S. holder's adjusted tax basis in the debenture. Any such gain will be treated as ordinary income to the extent such gain represents accrued but unrecognized market discount.

     Dividends; Adjustment of Conversion Price. Dividends, if any, paid on the common stock generally will be includable in the income of a U.S. holder of common stock as ordinary income to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. If at any time we make a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. holders of debentures. If the conversion rate is increased at our discretion or in certain other circumstances, or if we implement a shareholder rights plan, such increase or implementation also may be deemed to be the payment of a taxable dividend to U.S. holders of debentures. The absence of such an adjustment to the conversion rate also may, in certain circumstances, be treated as a taxable dividend to U.S. holders.

     Certain Modifications or Assumptions. The terms of the debentures may be modified upon the consent of a specified percentage of holders and, in some instances, without consent of the holders. In addition, the debentures may be assumed upon certain transactions in which we are involved. The modification or assumption of a debenture could, in certain instances, give rise to a deemed exchange of a debenture for a new debenture for U.S. federal income tax purposes. If an exchange is deemed to occur by reason of a modification or assumption, the amount and timing of taxable income required to be recognized by a U.S. holder with respect to a debenture could be affected.

     Sale of Common Stock. Subject to the market discount rules discussed above, upon the sale or exchange of common stock, a U.S. holder generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such common stock. Such capital gain or loss will be long-term capital gain or loss if the cumulative holding period of the common stock, including the holding period of a debenture converted to such common stock as described above, is more than one year. Long-term capital gain of individuals generally will be taxed at a maximum U.S. federal tax rate of 20%. See "-- Sale, Exchange or Retirement of the Debentures."

NON-U.S. HOLDERS

     The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the debentures or common stock by non-U.S. holders.

     Withholding Tax on Payments of Principal and Original Issue Discount on Debentures. Except as described below with respect to effectively connected original issue discount, the payment of principal, including any original issue discount included therein, of a debenture by us or any of our paying agents to any non-U.S. holder will not be subject to U.S. federal income tax or withholding tax, provided that in the case of payment of cash in respect of original issue discount (1) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock, (2) the non-U.S. holder is not a controlled foreign corporation that is related to us within the meaning of the Code, and (3) either (A) the non-U.S. holder of the debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on IRS Form W-8BEN or a suitable substitute or successor form, or
(B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the debenture certifies under penalties of perjury that such a Form W-8BEN, or suitable substitute form, has been received from the non-U.S. holder by it or by a financial institution between it and the non-U.S. holder and furnishes the payor with a copy thereof. Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be subject to U.S. federal income tax in the same manner as a U.S. holder with respect to original issue discount on a debenture if such original issue discount is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. Under certain circumstances, effectively connected original issue discount received by a corporate non-U.S. holder also may be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Such effectively connected original issue discount will not be subject to withholding tax if the holder delivers an IRS Form W-8ECI, to the payor.

     Dividends. Dividends, if any, paid on the common stock to a non-U.S. holder any deemed dividends resulting from an adjustment to the conversion rate ("Dividends; Adjustment of Conversion Price" above), generally will be subject to a 30% U.S. federal withholding tax unless such non-U.S. holder is eligible for a lower rate under an applicable income tax treaty. A non-U.S. holder may claim the benefits of a reduced treaty rate of withholding by providing the applicable payor or its agent a properly executed IRS Form W-8BEN or substitute or successor form. Except as otherwise provided under an applicable tax treaty, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid, or deemed paid, that: (1) are effectively connected with the conduct of a U.S. trade or business by such non-U.S. holder or (2) if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder. Such dividends generally are not subject to the 30% withholding rate provided that the non-U.S. holder timely files the appropriate form with the paying agent. If such dividends are received by a non-U.S. holder that is a foreign corporation, the non-U.S. holder also may be required to pay U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Gain on Disposition of the Debentures and Common Stock. A non-U.S. holder generally will not be required to pay U.S. federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for common stock, or the sale or exchange of common stock unless:

          (1) in the case of an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) has a tax home in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States;

          (2) the non-U.S. holder is required to pay tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates;

          (3) the gain is effectively connected with the conduct of a U.S. trade or business of or, if a tax treaty applies, is attributable to a U.S. permanent establishment of, the non-U.S. holder; or

          (4) in the case of the disposition of common stock, we are a U.S. real property holding corporation. We do not believe that we currently are a U.S. real property holding corporation or that we will become one in the future.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Information reporting will apply to original issue discount and any payments of interest or dividends on or the proceeds of the sale or other disposition of the debentures or shares of common stock with respect to certain noncorporate U.S. holders, and backup withholding at a rate of 31% may apply to such payments unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder's federal income tax, provided that the required information is provided to the IRS on a timely basis.

     Non-U.S. Holders. We must report annually to the IRS and to each non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of original issue discount, on the debentures by us or our agent to a non-U.S. holder if the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury on an appropriate Form W-8 or otherwise establishes an exemption, provided that neither we nor our agents have actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied. The payment of the proceeds on the disposition of debentures or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. Except as described below, the proceeds of the disposition by a non-U.S. holder of debentures or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. If such broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless such broker has certain documentary evidence in its files of the holder's non-U.S. status (and has no actual knowledge to the contrary) or the holder otherwise establishes an exemption.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of such materials at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Securities and Exchange Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning Nabors can be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006, where Nabors' common stock is listed.

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. You can also find our Securities and Exchange Commission filings at the Commission's website at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Rather than restate certain information in this prospectus that we have already included in reports filed with the Securities and Exchange Commission, we are incorporating this information by reference, which means that we can disclose important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the following documents filed by us:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

          2. Current Report on Form 8-K filed on February 2, 2001;

          3. Current Report on Form 8-K filed on March 9, 2001; and

          4. Current Report on Form 8-K filed on April 20, 2001.

     In addition, all reports and other documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of the filing of such reports and documents. Any statement contained herein in this prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon request of such person, a copy of any or all documents that are incorporated into this prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct such requests to: Nabors Industries, Inc., 515 West Greens Road, Suite 1200, Houston, Texas 77067, Attention: Investor Relations, phone number (281) 874-0035.

                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Winston & Strawn, New York, New York.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.